Exhibit 99.1

ICON Reports Third Quarter 2016 Results

Highlights

  Net business wins of $510 million; net book to bill of 1.21.
  Backlog of business grows 11.8% year on year to $4.25 billion.
  Net revenue increases 6.4% to $420 million in the quarter.
  Income from operations increases 13.7% to 19.3% of revenue before non-recurring charges.
  Earnings per share increases 17% to $1.19 before non-recurring charges.

DUBLIN--(BUSINESS WIRE)--October 20, 2016--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the third quarter ended September 30, 2016.

Gross business wins in the third quarter were $572 million and cancellations in the quarter were $62 million, resulting in net business wins of $510 million, a net book to bill of 1.21.

In the third quarter net revenue grew 6.4% year on year to $420.2 million from $394.7 million in the same quarter last year.

Income from operations, before non-recurring charges in the quarter, increased by 13.7% to $81.2 million or 19.3% of revenue, compared to $71.4 million or 18.1% for the same quarter last year.

Net income, before non-recurring charges in the quarter, increased by 9.6% to $67.4 million compared with $61.5 million in the same quarter last year.

Earnings per share, before non-recurring charges, increased to $1.19 per share on a diluted basis, from $1.02 per share for the same quarter last year, an increase of 17%.

Year to date revenue for 2016 increased by 5.1% to $1,231.4 million from $1,171.6 million in 2015.

Year to date income from operations for 2016, before non-recurring charges, increased by 14.1% to $235.2 million or 19.1% of revenue compared with $206.2 million or 17.6% of revenue in the previous year.

Year to date net income for 2016, before non-recurring charges, increased by 10.8% to $195.1 million compared with $176.0 million last year.

Year to date earnings per share before non-recurring charges increased to $3.45 per share on a diluted basis from $2.85 per diluted share last year, an increase of 21%.

Day’s sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 50 days at September 30, 2016, compared with 46 days at the end of June 30, 2016 and 46 days at the end of September 2015.

Cash generated from operating activities for the quarter was $52 million. Capital expenditure for the quarter was $9.5 million and the acquisition of Clinical Research Management, Inc. was completed for an initial cash consideration of $52.4 million. As a result, at September 30, 2016, the company had net debt of $98 million, compared to net debt of $97 million at June 30, 2016 and net debt of $31 million at end of September 2015.

During the quarter the company recorded a charge of $4.1 million in relation to restructuring costs. US GAAP income from operations after these items amounted to $77.1 million or 18.4% of revenue. US GAAP net income for the quarter was $63.9 million or $1.13 per diluted share.

CEO Ciaran Murray commented, “Quarter three was a strong quarter for ICON. Net business wins were $510 million, representing a book to bill of 1.21 and our backlog grew by almost 12% over last year to $4.25 billion. As a result revenue grew 6.4% over the same quarter last year to $420 million and earnings per share increased by 17% to $1.19. Our continuing success in winning business, growing our backlog and diversifying our customer base positions us well for future growth.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its third quarter conference call today, October 20, 2016 at 9:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 88 locations in 37 countries and has approximately 12,600 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

ICON plc Consolidated Income Statements (Unaudited) (Before restructuring costs)

Three and Nine Months ended September 30, 2016 and September 30, 2015 (Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,

	2016	2015	2016	2015
Revenue:
Gross revenue	$622,261	$557,095	$1,754,491	$1,584,559
Reimbursable expenses	(202,060)	(162,354)	(523,138)	(412,930)

Net revenue	420,201	394,741	1,231,353	1,171,629

Costs and expenses:
Direct costs	243,244	226,555	709,831	679,593
Selling, general and administrative expense	81,235	82,435	242,192	243,310
Depreciation and amortization	14,543	14,366	44,120	42,535

Total costs and expenses	339,022	323,356	996,143	965,438

Income from operations	81,179	71,385	235,210	206,191

Net interest expense	(2,765)	(647)	(8,485)	(660)

Income before provision for income taxes	78,414	70,738	226,725	205,531

Provision for income taxes	(10,978)	(9,196)	(31,668)	(29,534)

Net income	$67,436	$61,542	$195,057	$175,997

Net income per Ordinary Share:

Basic	$1.21	$1.05	$3.52	$2.95

Diluted	$1.19	$1.02	$3.45	$2.85

Weighted average number of Ordinary Shares outstanding:

Basic	55,734,773	58,659,782	55,355,020	59,728,608

Diluted	56,645,239	60,369,898	56,475,319	61,785,849

Consolidated Income Statements (Unaudited) (US GAAP including restructuring costs)

Three and Nine Months ended September 30, 2016 and September 30, 2015 (Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,

	2016	2015	2016	2015
Revenue:
Gross revenue	$622,261	$557,095	$1,754,491	$1,584,559
Reimbursable expenses	(202,060)	(162,354)	(523,138)	(412,930)

Net revenue	420,201	394,741	1,231,353	1,171,629

Costs and expenses:
Direct costs	243,244	226,555	709,831	679,593
Selling, general and administrative expense	81,235	82,435	242,192	243,310
Depreciation and amortization	14,543	14,366	44,120	42,535
Restructuring charge	4,065	-	8,159	-

Total costs and expenses	343,087	323,356	1,004,302	965,438

Income from operations	77,114	71,385	227,051	206,191

Net interest expense	(2,765)	(647)	(8,485)	(660)

Income before provision for income taxes	74,349	70,738	218,566	205,531

Provision for income taxes	(10,470)	(9,196)	(30,649)	(29,534)

Net income	$63,879	$61,542	$187,917	$175,997

Net income per Ordinary Share:

Basic	$1.15	$1.05	$3.39	$2.95

Diluted	$1.13	$1.02	$3.33	$2.85

Weighted average number of Ordinary Shares outstanding:

Basic	55,734,773	58,659,782	55,355,020	59,728,608

Diluted	56,645,239	60,369,898	56,475,319	61,785,849

ICON plc Summary Balance Sheet Data September 30, 2016 and June 30, 2016 (Dollars, in thousands)

	September 30,	June 30,
	2016	2016
	(Unaudited)	(Unaudited)

Cash and short-term investments	303,720	250,951
Debt	(401,417)	(348,322)
Net (debt)/cash	(97,697)	(97,371)

Accounts receivable	403,667	366,903
Unbilled revenue	196,863	190,025
Payments on account	(250,833)	(257,514)
Total	349,697	299,414

Working Capital	550,789	452,073

Total Assets	1,900,478	1,750,240

Shareholder's Equity	991,860	909,969

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353 1 291 2000
Chief Financial Officer
or
Simon Holmes, +353 1 291 2000
EVP IR & Corporate Development
http://www.iconplc.com